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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                          (Amendment No. _____4_____)*


                           VALERO ENERGY CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, $1 PAR VALUE
                         (Title of Class of Securities)

                                  919138-10-7
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   The Frost National Bank, Trustee of the Valero Energy Corporation Employee's Stock Ownership Plan, the Valero Energy Corporation
   Thrift Plan, the Valero Energy Corporation Benefits Trust, the Valero Employee's Stock Ownership Plan and the Valero Energy Corporation's Supplemental Executive Retirement Plan, and Custodian For the Texas A&M Foundation, for the Trustees of the Lynn H. Spears Trust Dated 1/1/84, for Ruth L. Spears and for Bob W. and Ann Coleman. 74-6036463

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            0 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          4,027,492 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       0 shares

                    8  SHARED DISPOSITIVE POWER

                       4,027,492 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,027,492 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.15%

12  TYPE OF REPORTING PERSON

    BK

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Item 1(a)     NAME OF ISSUER:

              Valero Energy Corporation

Item 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              530 McCullough
              San Antonio, Texas  78215

Item 2(a)     NAME OF PERSON FILING:

              See Item 1 of the cover pages attached hereto

Item 2(b) Address of Principal Business Office, or If none, residence:

              100 West Houston Street
              San Antonio, Texas  78205

Item 2(c)     CITIZENSHIP:

              See Item 4 of the cover pages attached hereto

Item 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $1

Item 2(e)     CUSIP NUMBER:

              919138-10-7

Item 3 The Frost National Bank is a Bank as defined in section 3(a)(6) of the Act.

Item 4        OWNERSHIP:

              (a)  Amount beneficially owned:
              See Item 9 of the cover pages attached hereto

              (b)  Percent of Class:
              See Item 11 of the cover pages attached hereto

              (c)  See Items 5 through 8  of the cover pages attached hereto

Item 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable

Item 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Certain other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13G. The beneficiaries of the Valero Energy Corporation Employee's Stock Ownership Plan,

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              Valero Energy Corporation Benefits Trust and the Valero
              Employee's Stock Ownership Plan have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the class of securities covered by this Schedule 13G.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

              Not Applicable

Item 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable

Item 9        NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable

Item 10       CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1997


                                   THE FROST NATIONAL BANK


                                   By:            /s/ Judy K. Mesecher
                                      -----------------------------------------

                                   Name:  Judy K. Mesecher

                                   Title: Vice President